November 18, 2022

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.

Form 20-F for the Fiscal Year Ended December 31, 2020

Filed April 30, 2021

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed April 29, 2022

File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

This letter sets forth the response of Jiayin Group Inc. (the “Company”) to the comments contained in the letter dated November 3, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s May 3, 2022 response and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 7

1.

We note your disclosure on page 1 that “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of your annual report only, Hong Kong and Macau, your primary reference to China and or the PRC in your risk factors with regard to operating, regulatory, legal, and governmental authorities and the flow of capital contributions/loans and or dividends/distributions through Geerong (HK) Limited, your wholly-owned subsidiary located in Hong Kong, Jiayin Group, Inc., your PRC subsidiaries and the consolidated VIE as reflected in your diagram on page 11. Please revise your definition of “China or the PRC” to include Hong Kong and Macau and to clarify that the “legal and operational” risks associated with operating in China also apply to your operations in Hong Kong. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations. As one example, your enforceability of civil liabilities discussion should discuss the enforceability of civil liabilities in Hong Kong. Please provide us with your proposed disclosure.

Response: In light of the Staff’s comment, we propose to revise the definition of “China or the PRC” as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

““China” or the “PRC” refers to the People’s Republic of China, ~~excluding~~ including, for the purposes of this annual report only, ~~Hong Kong, Macau and Taiwan~~ Hong Kong and Macau, unless referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with laws and regulations of mainland China.”

In addition, we respectfully advise the Staff that we do not conduct material business operations in Hong Kong or Macau. As a result, we are not subject to material operational risks associated with Hong Kong or Macau.

Furthermore, we propose to revise the referenced disclosure under “Item 3. Key Information—Enforceability of Civil Liability” on page 24 of the Form 20-F and the relevant risk factor disclosure on pages 70-71 as follows (added disclosure is underlined):

“Enforceability of Civil Liability

…… As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

“Certain judgments obtained against us by our shareholders may not be enforceable.

…… As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

In addition, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.”

2.

We note your response to prior comment 5. Please disclose if you consulted with counsel on any individual permission or approval that you or your subsidiaries, and the VIE and its subsidiaries are required to obtain from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations and your other subsidiaries’ operations and if so, please identify counsel in your disclosure. Please provide us with your proposed disclosure.

Response: We respectfully advise the Staff that we have consulted with our PRC legal counsel, King & Wood Mallesons, with respect to the referenced matter. We propose to revise the referenced disclosure as follows to identify our counsel, with the added disclosure underlined and the removed disclosure crossed out for ease of reference.

On pages 20-21:

“Approval Required from the China Securities Regulatory Commission

…… Given the substantial uncertainties surrounding the interpretation of the Draft Archives Rules at present, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

As advised by our PRC legal counsel, King & Wood Mallesons, the ~~The~~ Draft Administration Provisions, the Draft Filing Measures and the Draft Archives Rules, if enacted in their current forms, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval……”

“Approval from the Cyberspace Administration of China or Other PRC Government Authorities

With respect to the Cyberspace Administration of China, or the CAC, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators……

As advised by our PRC legal counsel, we ~~We~~ believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke, Shanghai Wuxingjia and Shanghai Jiajie Internet Finance Information Services Co., Ltd ~~Shanghai Wuxingjia and Geerong Yun~~ , may be deemed to be providing commercial Internet information services, which would require the aforementioned companies ~~Shanghai Wuxingjia and Geerong Yun~~ to obtain certain value-added telecommunications business license. We cannot assure you that we can obtain these licenses in a timely manner, or at all……”

On pages 52-53:

“It is unclear whether we and the consolidated VIE will be subject to the oversight of the CAC and how such oversight may impact us. Our and the consolidated VIE’s business could be interrupted or we and the consolidated VIE could be subject to liabilities which may materially and adversely affect the results of our and the consolidated VIE’s operation and the value of your investment.

……As of the date hereof, neither we nor the consolidated VIE has received any notice from government authorities requiring us to going through cybersecurity review by the CAC.

In light of the foregoing, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas……

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we and our PRC legal counsel do, and there is no assurance that we and the consolidated VIE can fully or timely comply with such laws……”

On pages 54-55:

“The approval, filing or other requirements of the CSRC, the CAC or other PRC government authorities may be required under PRC law in connection with a future offering of our securities to foreign investors.

……Given the substantial uncertainties surrounding the interpretation of the Draft Archives Rules at present, we cannot assure you that we will not be required to obtain any approval from or complete filing procedures with the competent authorities for our future offerings.

The Draft Administration Provisions, the Draft Filing Measures and the Draft Archives Rules, if enacted in their current forms, as advised by our PRC legal counsel, may subject us to additional compliance requirement in the future for a future securities offering, including completion of filing procedures and obtaining required approval……

With respect to the Cyberspace Administration of China, or the CAC, as advised by our PRC legal counsel, we believe that there is a relatively low likelihood that we and the consolidated VIE will be subject to the cybersecurity review by the CAC for a future offering of our securities to foreign investors, given that: (i) neither we or the consolidated VIE has been recognized as critical information infrastructure operators; (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security; and (iii) it is still uncertain whether the Cybersecurity Review Measures will be applicable to a future offering conducted by China-based companies listed overseas……

As advised by our PRC legal counsel, we believe that approvals or permissions from the CSRC are not required for the operations of the consolidated VIE and our other subsidiaries, and that there is a relatively low likelihood that the operations of the consolidated VIE and our other subsidiaries will be subject to the cybersecurity review by the CAC, given that: (i) neither we nor the consolidated VIE has been recognized as critical information infrastructure operators; and (ii) data processed in our and the consolidated VIE’s business do not have impact or potential impact on national security. Furthermore, our and the VIE Group’s online platform, operated by Geerong Yun, Geerong Yunke, Shanghai Wuxingjia and Shanghai Jiajie Internet Finance Information Services Co., Ltd ~~Shanghai Wuxingjia and Geerong Yun~~, may be deemed to be providing commercial Internet information services, which would require the aforementioned companies ~~Shanghai Wuxingjia and Geerong Yun~~ to obtain certain value-added telecommunications business license……”

3.

Also in your response to prior comment 5 and added disclosure on page 20, we note that you indicate that you do not believe that you are not required to obtain any approval from the CAC or other PRC government authorities under PRC law in connection with a future offering of your securities to foreign investors. Based on your more detailed disclosures that follow on page 21 and risk factor disclosure on page 54, it appears that this statement may be in error. Please confirm for us that you intended to disclose that you do not believe that you are required to obtain such approvals. If so, represent to us that you will correct in future filings. If not, reconcile your belief with those disclosures on page 21 and provide us revised disclosure that describes the approvals you must receive.

Response: In light of the Staff’s comment, we confirm that we intended to disclose that we do not believe that we are required to obtain such approvals, and will correct the referenced disclosure on page 20 of the Form 20-F as follows (removed disclosure is crossed out):

“Approvals Required from the PRC Authorities for Offering Securities to Foreign Investors

We may be required to obtain approval, complete filing or fulfill other requirements of the China Securities Regulatory Commission, or the CSRC within three business days after the closing of our future offering, according to the Draft Administration Provisions and the Draft Filing Measures (as defined below). We do not believe we are ~~not~~ required to obtain any approvals from the CAC or other PRC government authorities under PRC law in connection with a future offering of our securities to foreign investors.”

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resource, page 114

4.

We acknowledge your response to prior comment 1. Although you indicate that you changed all references to “our consolidated VIE” to “the consolidated VIE” in your 2021 Form 20-F, we note that you continue to refer to “our consolidated variable interest entities” in the second and third paragraphs of this disclosure on page 114. Please represent to us that in future filings you will modify this disclosure consistent with your prior response.

Response: In light of the Staff’s comment, we propose to revise the referenced disclosure on page 114 of the Form 20-F in future filings as follows (the added disclosure is underlined and the removed disclosure is crossed out), consistent with our prior response:

“Although we consolidate the results of the VIE Group ~~our consolidated variable interest entities~~, we only have access to cash balances or future earnings of the VIE Group ~~our consolidated variable interest entities~~ through our contractual arrangements with them. See “Item 4. Information on the Company—C. Organizational Structure” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiaries in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiaries in China may provide Renminbi funding to their respective subsidiaries through capital contributions and entrusted loans, and to the VIE Group ~~our consolidated variable interest entities~~ only through entrusted loans. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and any further offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.””

*     *     *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Chunlin Fan, our Chief Financial Officer, at fanchunlin@jiayinfintech.cn or at +86 13661486922, or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Chief Executive Officer

cc:	Chunlin Fan, Chief Financial Officer of Jiayin Group Inc.
Steve Lin, Esq., Kirkland & Ellis
Charles Yin, Marcum Bernstein & Pinchuk LLP